P.E. 2/11/02

02016016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of February, 2002

Apiva.com Web Corporation
(SEC File No: 0-30232)

1150-1075 W. Georgia Street, Vancouver, British Columbia, Canada V6E 3C9
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

APIVA.COM WEB CORPORATION

Date: February 14, 2002 **By:**____________________
William Gardiner, President

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English transactions, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents re reports. In no event are copies of original language documents or reports required to be furnished.

Apiva Ventures Limited
1940 West 11th Avenue
Vancouver, B.C. V6J 2C6
(604) 687-7661 Fax (604) 687-7684

E-mail: patrickmcgrath@telus.net
File No. 1351

VIA SEDAR

February 13, 2002

Attention: Statutory Filings

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

Attention: Continuous Disclosure

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8

Dear Sirs:

re: Apiva Ventures Limited (the "Company")
Resignation and Appointment of Auditor - Casual Vacancy

The Company received the resignation of its auditor, Deloitte & Touche LLP (the "Former Auditor"), effective as of February 8, 2002. Pursuant to Section 178(4) of the Company Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor. The directors have therefore appointed Davidson & Company (the "Successor Auditor") as the Company's auditor in the place and stead of Deloitte & Touche LLP.

As required by National Policy No. 31, on behalf of the Company we enclose the following:

1. Copy of the Notice of Resignation and Appointment of Auditor (the "Notice");
2. Originally executed counterpart of a letter, dated February 8, 2002, from the Former Auditor addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission (collectively the "Commissions") approving the information contained in the Notice; and
3. Originally executed counterpart of a letter, dated February 12, 2002, from the Successor Auditor addressed to the Commissions approving the information contained in the Notice.
4. Written confirmation that the Notice and the letters referred to in paragraphs 2 and 3 have been reviewed by the audit committee or the Board of Directors of the Company.

collectively the ("Reporting Package").

The Reporting Package will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

APIVA VENTURES LIMITED

Per:

William N. Gardiner, President

/ftl

Encl.

cc: Davidson & Company (Attn: Dave Harris, w/encls.)
Deloitte & Touche LLP (Attn: Tom Kay, w/encls.)

h:\apvaf\change of auditors\letter to commissions.doc

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

RECU / RECEIVED
12 -02- 2002

Deloitte & Touche

February 8, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 W. Georgia Street, 5th Floor
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1900
Box 55
Toronto, ON M5H 3S8

Attention: Executive Director

Dear Sirs:

Re: Apiva Ventures Limited (the "Company")
Notice of Change of Auditor – National Policy No. 31

This letter is in response to the Notice of Change of Auditor (the "Notice") received by us from the Company pursuant to National Policy No. 31.

Please be advised that we have been requested to resign as Auditor of the Company.

We have reviewed the enclosed Notice issued by the Company and are in agreement with the statements made in the Notice.

Yours very truly,

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS

TK/lt

tk\apiva7NP31ltr.doc

Deloitte
Touche
Tohmatsu

February 12, 2002

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta
T5J 3Z5

Ontario Securities Commission
Suite 800, Box 55
20 Queen Street West
Toronto Ontario
M5H 3S8

Dear Sirs:

Re: Apiva Ventures Limited (the "Company")
Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company

DAVIDSON & COMPANY
Chartered Accountants

Schedule "A"

APIVA VENTURES LIMITED (the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY NO. 31, entitled
"CHANGE OF AUDITOR OF A REPORTING ISSUER",
OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

Deloitte & Touche LLP (the "Former Auditor"), Chartered Accountants, of 2100-1055 Dunsmuir Street, Vancouver, B.C. V7X 1P4, resigned as the Company's auditor effective as of February 8, 2002 (the "Resignation"). The Former Auditor resigned at the request of the Company. Pursuant to Section 178(4) of the Company Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Davidson & Company (the "Successor Auditor"), Chartered Accountants, of 1200 – 609 Granville Street, Vancouver, B.C. V7Y 1G6, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits for the years ended December 31, 2000 and 1999; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 8th of February, 2002.

Apiva Ventures Limited

Per:

W. Gardiner *(signature)*
W. Gardiner *(name - please print)*
President *(title - please print)*

[signature] *(signature)*
Patrick M. Groth *(name - please print)*
CFO *(title - please print)*

h:\apvaf\change of auditors\bc-notice.doc

APIVA VENTURES LIMITED (the "Company")

NOTICE OF CHANGE OF AUDITOR

CONFIRMATION RE REVIEW BY AUDIT COMMITTEE
OR BOARD OF DIRECTORS

The following documentation has been reviewed by the Company's Audit Committee and the Board of Directors:

(a) the Notice, and

(b) letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission, Alberta Securities Commission and the Ontario Securities Commission.

DATED at Vancouver, B.C. as of this 11th day of February, 2002.

APIVA VENTURES LIMITED

Per:

W Gardiner *(signature)*

William N. Gardiner,
President

h:\apvaf\change of auditors\confirm.doc